Southwest Water Company

624 South Grand Avenue, Suite 2900

Los Angeles, CA 90017

December 7, 2006

Mr. Michael Moran

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549

Re:	Southwest Water Company
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 16, 2006
File No. 0-08176

Dear Mr. Moran:

We have prepared the following responses addressing the comments contained in your letter dated October 12, 2006 regarding the above-referenced filing.  These responses are being submitted to you in electronic form, via Edgar, and, for your convenience, we are also furnishing you with a copy via overnight courier.

As requested in your letter, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To assist in your review of our responses, we have included your comments in bold face type before our responses.  As requested, we have prepared, where appropriate, proposed expanded disclosure for future filings and, in other instances, provided supplemental information to help you better understand our disclosure.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 25

1.              Please explain your disclosures stating (a) the Service Group had a $15.7 million increase in revenue for services performed for the Utility Group and (b) the Service Group recognizes profit margin on sales to regulated affiliates and “all revenues in excess of profits are eliminated upon consolidation.”  We refer you to page F-29.  We are aware that SFAS No. 71 permits profit on sales to regulated affiliates in general purpose financial statements if it meets certain criteria, however; the disclosure of your revenue recognition between affiliates is unclear.  Please tell us how the Service and Utilities Groups each recognize revenue and expense for services sold by a non-regulated affiliate to a regulated affiliate and then ultimately sold to an end user customer.  Tell us if any intracompany revenue and expense is eliminated upon consolidation and the reasons why or why not.  Please be detailed in your response and include the authoritative GAAP that supports your accounting policy.

Response:

(Note:  We were advised via telephone conversation with the Commission staff that the reference to page F-29 above was intended to be to page F-9.)

Two types of intracompany transactions routinely occur during the normal course of business where the revenues and expenses associated with these transactions are eliminated upon consolidation.  The extent of the elimination however, depends on the parties (entities) involved in the transaction.  As we describe in Note 14, our businesses are segmented into two operating groups:  the Utility Group, which is comprised of our regulated public utilities; and the Services Group, which is comprised of our non-regulated businesses.  The two types of transactions that occur are:

A.           A non-regulated Services Group company provides services to a regulated Utility Group company; and

B.             A regulated Utility Group company provides services to a non-regulated Services Group company or a non-regulated Services Group company provides services to another non-regulated Services Group company.

For type A transactions, the non-regulated selling entity recognizes revenue, its related expenses and resulting profit when services are rendered.  The regulated purchasing entity records the expenditure (equal to the amount of revenue recognized by the selling entity) in the period the services are received.  As you know, paragraph 16 of SFAS No. 71 provides the following guidance with respect to intercompany profit on sales to regulated affiliates:

“16.  Profit on sales to regulated affiliates shall not be eliminated in general-purpose financial statements if both of the following criteria are met:

a.               The sales price is reasonable.

b.              It is probable that, through the rate-making process, future revenue approximately equal to the sales price will result from the regulated affiliate’s use of the products.”

Since the regulators that govern our utilities have historically approved the services provided and rates charged by our non-regulated entities to our regulated entities as a component of rates, we believe we have met the requirements in paragraph 16 of SFAS No. 71 to recognize the profit on such services.  As a result of the guidance provided in paragraph 16 of SFAS No. 71, we eliminate the costs and corresponding revenues to the extent of such costs in our consolidated financial statements.

For type B transactions, the selling entity recognizes revenue and the purchasing entity recognizes an equal amount of expense in the period in which the services are rendered.  In both cases, the intracompany revenues and expenses are fully eliminated upon consolidation in accordance paragraph 23 of Accounting Research Bulletin No. 51 (“ARB No. 51”), “Consolidated Financial Statements.”  Revenues, expenses and the resulting profits are only recognized when services are ultimately rendered to an unaffiliated third party.

During the three years ended December 31, 2005, revenues, expenses and the resulting profits on these types of intracompany transactions were as follows:

	Years Ended December 31,
(In thousands)	2005	2004	2003

Revenues:
Services Group inter-segment revenue from sales to the Utility Group (1)	$31,324	$17,071	$11,959
Utility Group inter-segment revenue from sales to the Services Group (2)	1,081	501	103
Total inter-segment revenues	32,405	17,572	12,062

Expenses:
Services Group cost of services provided to the Utility Group (1)	21,985	11,969	8,348
Expenses recorded by Services Group for Utility Group services (2)	1,081	501	103
Total expenses	23,066	12,470	8,451
Operating profit on inter-segment revenues (3)	$9,339	$5,102	$3,611

Services Group intra-segment revenues and operating expenses (4)	$6,032	$4,147	$5,244

Notes

(1)          Inter-segment type A transactions resulting from a non-regulated Services Group company providing services to a regulated Utility Group company and partially eliminated upon consolidation in accordance with SFAS No. 71.

(2)          Inter-segment type B transactions resulting from a regulated Utility Group company providing services to a non-regulated Services Group company and fully eliminated upon consolidation in accordance with ARB No. 51.

(3)          Reflects inter-segment profit not eliminated upon consolidation in accordance with paragraph 16 of SFAS No. 71.

(4)          Intra-segment type B transactions resulting from non-regulated Services Group companies providing services to other non-regulated Services Group companies and fully eliminated upon consolidation in accordance with ARB No. 51.

Revenues and costs totaling $23.1 million, $12.5 million and $8.5 million were eliminated upon consolidation resulting in $9.3 million, $5.1 million and $3.6 million of profit being recognized on sales to our regulated utilities during the three years ended December 31, 2005, respectively.  Of the Services Group’s $15.7 million increase in revenues for 2005 referred to in your comment, $4.2 million was attributable to the intersegment profit on work performed for our Utility Group ($9.3 million in 2005 versus $5.1 in 2004) not eliminated upon consolidation pursuant to SFAS No. 71.  The remainder of the increase resulted from services rendered to unaffiliated customers, principally from construction work, as further disclosed in the last bullet on page 25 of the MD&A.

For type A and B transactions, the intracompany revenues and expenses were eliminated within the group originating the revenue for segment reporting purposes in Note 14.  To provide additional transparency to the reader and in response to Comment No. 8 to provide the intersegment revenue information required by SFAS No. 131, we will revise the presentation of our segment information in Note 14 and the related MD&A presentation in future annual and interim filings.  See our response to Comment No. 8 for additional information about our revised segment reporting presentation.

Contractual Obligations, page 33

2.              We note your footnote disclosure relating to interest rates on long-term debt.  In future filings please revise your table or accompanying disclosure in notes (3) through (7) to include the cash paid for annual interest expense for each fixed rate instrument and estimates for variable rate and weighted average interest rate instruments.  In your response please show us what your revised disclosure will look like.

Response:

Our tabular disclosure of long-term debt obligations consists of a summarization of sixteen debt instruments bearing fixed and variable rates of interest as well as a debt instrument that is convertible into common equity at the option of the holder.  Our long term debt as of December 31, 2005 matures between 2006 and 2024.

One of the instruments is a $100.0 million, variable interest rate, revolving line of credit with a requirement to make interest-only payments based on the amount of borrowings outstanding through the instrument’s termination date on April 1, 2010.  Another instrument consists of $16.1 million of convertible debentures which are due in 2021.  Since the convertible debentures were issued in 2001, debentures aggregating almost $4.0 million have been converted into common equity by the holders.  Estimating future variable interest rates and borrowing levels on our $100.0 million revolving line of credit and future conversions of the convertible debentures would be highly subjective, potentially resulting in highly inaccurate estimates of future cash interest payment obligations on a majority of our long-term debt.

We believe that historical cash interest payment information is not particularly meaningful in light of the variable amount of debt that may be outstanding in future periods.  Instead, we have elected to disclose in notes (3) to (7) the weighted average interest rates for fixed rate debt (or the rate in effect at December 31, 2005 for variable rate debt) which is computed for the reader from information presented in Note 6 to the consolidated financial statements.  We believe this information enables the reader to make reasonable conclusions on the timing and amount of required future interest payment obligations.

As we discussed with the Commission staff via telephone conversation, we believe we have complied with the spirit of the disclosure requirements set forth in Item 303(a)(5) of Regulation S-K for long-term debt obligations and respectfully request the Commission staff reconsider its request.

Item 15.  Exhibits and Financial Statement Schedules, page 43

(B) Exhibit Listings

3.              Please advise or revise your future filings to include a statement, calculating in reasonable detail, the ratio of earnings to fixed charges, as applicable.  We note your disclosure in Item 6.  See item 503(d) of Regulation S-K.

Response:

We will revise our future filings to include an exhibit setting forth the calculations as specified in Item 503(d) and Item 601(b)(12) of Regulation S-K.

Exhibits 31.1 and 31.2

4.              In future filings please exclude all titles and list only the individual names of the certifying officers in your introductory paragraphs.  The wording in each certification should be in the exact format provided by Item 601(b)(31) of Regulation S-K.  Please confirm for us, if true, the certifications of your officers dated March 16, 2006, May 10, 2006 and August 9, 2006 are not limited in their individual capacities by the inclusion of their professional titles.

Response:

We will exclude all titles in the certifications’ introductory paragraphs in future filings.

We hereby confirm to you that the certifications of the Company’s officers dated March 16, 2006, May 10, 2006 and August 9, 2006 are not limited in their individual capacities by the inclusion of their professional titles.

Notes to Consolidated Financial Statements, page F-8

Note 4. Property, Plant and Equipment, page F-18

5.              We note you disclose that you do not have significant operating or financial influence over your investments in two mutual water companies and that you possess 32% of outstanding stock in one investee.  More often than not it is presumed that significant influence exists if an investor has 20% or more of the voting interests in an investee.  Please tell us why it is not appropriate to apply the equity method to the investee(s) whose voting interest owned by you exceeds 20%.  Please be specific in your response and include your basis in GAAP for applying the cost method.

Response:

We understand that significant influence usually exists if an investor has 20% or more voting interest in an investee, however we believe there are unusual aspects with respect to our investments in, and the operations of,  mutual water companies which preclude us from exerting significant influence over the operating and financial policies of the investees.

The Company, through its California utility, has investments in two mutual water companies: a 13% ownership interest in Covina Irrigating Company ($0.5 million book value); and a 32% ownership interest in California Domestic Water Company ($0.2 million book value).  Mutual water companies are a specialized type of cooperative operated with the principal purpose of securing undivided interests in water rights and distributing the water obtained through those rights at a low cost to its stockholders, essentially subdividing those rights.  Therefore, mutual water companies do not operate with the intent of making a profit; the stockholders’ “return” on their investment is, in essence, a supply of low cost water.  The two companies in which we have invested are, in fact, not-for-profit organizations under §501(c) of the Internal Revenue Code.  The stockholders of mutual water companies are primarily users of water such as cities, public sector users such as parks and school districts, other governmental agencies, and investor-owned utilities such as our California utility.

The mutual water companies in which we have investments have secured rights to pump specified amounts of water from groundwater basins in the Southern California coastal watershed.  Annually, the watermaster boards that manage these basins establish the amount, or “safe yield,” that may be pumped from the basins and the cost per acre foot which, in turn, dictates the quantity and cost of the water the mutual water companies may pump and have available for sale.  The water available for sale is allocated to the stockholders based on their ownership interest percentage.  As the watermaster changes the safe yield, the number of acre feet each stockholder is permitted to purchase changes in direct proportion to their ownership interest.  Because of the watermaster boards’ sole authority to establish both availability and price, individual stockholders, whether they hold 1% or more than 50% of an investee, have almost no influence over the operational or financial aspects of the mutual water companies.

There are no single stockholders in either Covina Irrigating Company or California Domestic Water Company that have a 50% or more ownership interest, however, approximately 42% of each is held by three city government interests.  There are philosophical differences between the operation of a city utility and an investor-owned utility, which also impacts the operations of the mutual water companies.  As a result, cities tend to vote together in blocks on matters requiring a vote of the stockholders.  The cities’ effective control of both companies with their 42% combined ownership interest is evidenced by the fact that certain key position are held by city employees or persons closely affiliated with other aspects of operating the city’s utility infrastructure.

As a result of the watermaster boards’ roles in establishing quantity and price of the water available, and the predetermined allocation of the resulting available water and the operational control exerted by city government interests, we believe we do not exert significant influence over the operations or financial activities of the investees sufficient to warrant the application of the equity method of accounting to these investments.  In addition, the regulator of our California utility, the California Public Utilities Commission, requires the use of the cost method of accounting for all investments in mutual water companies, regardless of the ownership percentage.

Note 9. Stockholders’ Equity, page F-26

6.              We note the recent sale of unregistered securities to Windmere [sic] Utility Company and three existing stock based compensation plans.  Please advise or revise Item 5 in your future filings to disclose, in tabular format, the required equity compensation plan information and all sales of unregistered securities in the last three years.  See Items 201(d) and 701 of Regulation S-K.

Response:

The information required to be provided for the Windermere transaction pursuant to Item 701 of Regulation S-K was reported on a Form 8-K the Company filed with the Commission on December 15, 2005.  Since the Item 701 information was previously reported on a Form 8-K, the information was not furnished again in Item 5 as permitted by General Instruction (a) for Item 5 of Form 10-K.

As permitted by Section G(2) of the General Instructions for the Annual Report on Form 10-K, we provided the table specified by Item 201(d) of Regulation S-K for our three stock-based compensation plans on page 29 of our definitive proxy statement included in Schedule 14A filed with the Commission on April 11, 2006.  We did not specifically incorporate this table by reference in Item 5 of our Annual Report on Form 10-K but will do so in future filings.

Note 10. Commitments and Contingencies, page F-27

Commitments Under Long-Term Services Contracts, page F-28

7.              Please advise or revise your disclosure in future filings to include the maximum potential amount of future payments you could be required to make under the guarantee for the CVWD service contract and the nature of any recourse provisions allowing you to recover amounts paid under the guarantee.  See paragraph 13.b and d. of FIN 45.  In your response please show us what your revised disclosure will look like.

Response:

We will revise the second paragraph of our disclosure in future filings to include the disclosures required by paragraphs 13.b and d of FIN 45 as follows:

The Company now operates the completed plant under a twenty-year operating agreement.  The CVWD service contract contains three guarantees related to the performance of the Company and its subsidiary during the term of the agreement.  The agreement provides for the Company to pay liquidated damages in the event it fails to perform for reasons other than those caused by “uncontrollable circumstances,” as such term is defined in the service contract.

During the term of the agreement, the Company may be liable for liquidated damages relating to any lost payments from an agreement with a state water agency providing financial assistance to CVWD, up to a maximum of $1.4 million per contract year.  The Company has also made guarantees to CVWD with respect to the quantity of finished water produced by the facility.  In the event the actual number of acre feet of finished water delivered is less than the water delivery guarantee, the Company is required to pay liquidated damages of approximately $600 per acre foot of shortfall up a maximum of 15.8 acre feet per day.  Finally, the Company has made guarantees with respect to seven measurable finished water quality standards.  Liquidated damages for failure to meet these finished water quality standards range from $100 to $400 per day per failed quality standard (up to a maximum of $2,800 per day), depending on the number of violations per contract year.  The CVWD has not asserted any claims for liquidated damages pursuant to these guarantees through the date of this report.

We will also modify the discloser of the CVWD guarantees in “Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations—Certain Contractual Obligations and Commitments” on page 34 to conform to this revised disclosure.

Note 14. Segment Information, page F-35

8.              We note you disclose a $15.7 million increase in intersegment revenue between the 2005 and 2004.  We refer you to page 25.  Please advise or revise your disclosure in future filings to present intersegment revenues between the Service and Utility Groups for each period presented.  See paragraph 33.b of SFAS No. 131.

Response:

To provide the intersegment revenue information required by paragraph 27.b and 33.b (for interim period information) of SFAS No. 131 and to provide additional transparency to the reader as described in our response to Comment No. 1, we will revise the presentation of our segment information in future annual and interim filings as requested.

We are going to replace the tabular revenue and expense data for the three years ended December 31, 2005 and the accompanying notes beginning on page F-35 with the following presentation.  We will conform the tabular presentation of other segment information, such as depreciation and amortization, capital expenditures, and identifiable assets (not included herein) to this revised columnar presentation.  In addition, our discussion of the results of operations included in “Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 23 will be modified to conform to this presentation.

		(1)	(2)	(3)
	Utility	Services			Consolidated
(In thousands)	Group	Group	Corporate	Eliminations	Total

For the year ended December 31, 2005:
Revenues:
Unaffiliated customers	$78,884	$114,958	$—	$—	$193,842
Intersegment (3)	1,081	31,324	—	(23,066)	9,339
Total revenues	79,965	146,282	—	(23,066)	203,181

Expenses:
Operating expenses	45,440	131,886	—	(23,066)	154,260
Selling, general and administrative	7,448	10,810	12,529	—	30,787
Total expenses	52,888	142,696	12,529	(23,066)	185,047

Operating income (loss)	27,077	3,586	(12,529)	—	18,134

Interest expense	(4,577)	(1,885)	(783)	—	(7,245)
Interest income	60	363	52	—	475
Other income (expense)	(48)	13	33	—	(2)
Income from continuing operations before income taxes	$22,512	$2,077	$(13,227)	$—	$11,362

		(1)	(2)	(3)
	Utility	Services			Consolidated
(In thousands)	Group	Group	Corporate	Eliminations	Total

For the year ended December 31, 2004:
Revenues:
Unaffiliated customers	$69,420	$105,073	$—	$—	$174,493
Intersegment (3)	501	17,071	—	(12,470)	5,102
Total revenues	69,921	122,144	—	(12,470)	179,595

Expenses:
Operating expenses	41,080	112,852	—	(12,470)	141,462
Selling, general and administrative	6,272	9,440	11,177	—	26,889
Total expenses	47,352	122,292	11,177	(12,470)	168,351

Operating income (loss)	22,569	(148)	(11,177)	—	11,244

Interest expense	(3,303)	(1,824)	139	—	(4,988)
Interest income	383	499	20	—	902
Gain on sale of land	109	60	—	—	169
Other income (expense)	61	(91)	25	—	(5)
Income from continuing operations before income taxes	$19,819	$(1,504)	$(10,993)	$—	$7,322

For the year ended December 31, 2003:
Revenues:
Unaffiliated customers	$56,933	$106,139	$—	$—	$163,072
Intersegment (3)	103	11,959	—	(8,451)	3,611
Total revenues	57,036	118,098	—	(8,451)	166,683

Expenses:
Operating expenses	34,076	106,296	—	(8,451)	131,921
Selling, general and administrative	5,153	8,900	6,533	—	20,586
Total expenses	39,229	115,196	6,533	(8,451)	152,507

Operating income (loss)	17,807	2,902	(6,533)	—	14,176

Interest expense	(1,871)	(1,635)	(675)	—	(4,181)
Interest income	—	384	(48)	—	336
Gain on sale of land	728	—	—	—	728
Other income (expense)	(51)	201	(220)	—	(70)
Income from continuing operations before income taxes	$16,613	$1,852	$(7,476)	$—	$10,989

Notes

(1)                      Segment information for the years ended December 31, 2004 and 2003 has been revised to reflect the sale of a subsidiary in the Services Group during 2005 as a discontinued operation.

(2)                      Consists of costs that include headquarters expenses and any corporate functional departments whose costs are not allocated to our reportable segments.

(3)                      Some companies in the Services Group provide construction, operations and maintenance services to companies in the Utility Group.  In accordance with SFAS No. 71, the Company does not eliminate the intersegment profit on sales when the sales price is reasonable and it is probable that, through the rate making process, future revenue approximately equal to the sales price will result from the regulated affiliate’s use of the services.

In addition, a company in the Utility Group provides services to a company in the Services Group.  Intersegment revenues and expenses associated with these services are fully eliminated upon consolidation.

If you have any additional questions or you would like us to provide you with further information relating to this matter, please feel free to contact me directly (Phone: (213) 929-1836, Fax: (213) 929-1889, or Email: cclary@swwc.com).

Sincerely,

/s/ Cheryl L. Clary

Cheryl L. Clary
Chief Financial Officer

cc:   Mr. Brian McAllister, Securities and Exchange Commission